UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: March 2, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”), dated March 2, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2006	TEEKAY LNG PARTNERS L.P. By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY LNG PARTNERS L.P. TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY LNG PARTNERS TO PRESENT AT
2006 MASTER LIMITED PARTNERSHIP
INVESTOR CONFERENCE

Nassau, The Bahamas, March 2, 2006 — Teekay LNG Partners L.P. (NYSE: TGP) today announced that Peter Evensen, Chief Executive Officer, will present at the 2006 Master Limited Partnership Investor Conference on Thursday, March 9, 2006 at 11:10am (EST). The conference will be held at Jumeirah Essex House Hotel in New York City. Mr. Evensen will discuss the Partnership’s recently provided financial guidance for 2006 and 2007, growth strategy, and fundamentals of the liquefied natural gas shipping sector during his presentation.

A copy of the slide presentation, and a live webcast will be available on the Partnership’s web site at www.teekaylng.com. An archive of the conference webcast will also be available through www.teekaylng.com for a period of 90 days, beginning March 9, 2006.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a Marshall Islands partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (or LNG) shipping sector. Teekay LNG Partners provides LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of seven LNG carriers and five Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007, in which Teekay LNG Partners will hold a 70% interest.

For Investor Relations Enquiries:
Scott Gayton
Tel: + 1 (604) 609-6442

For Media Inquiries:
Kim Barbero
Tel: + 1 (604) 609-6433